Paradise Music & Entertainment, Inc.
                                  Subsidiaries

All Access Entertainment Management Group, Inc.

John Leffler Music, Inc. d/b/a Rave Music & Entertainment

Push Records, Inc.

Paradise Record Group, Inc.

Straw Dogs, Inc.

Picture Vision, Inc.

Paradise Digital Productions, Inc.